VIA EDGAR AND EMAIL

February 8, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:   Jonathan Groff

Re:	CalAmp. Corp.
Registration Statement on Form S-3 (File No. 333-185590)

Dear Mr. Groff:

     CalAmp Corp, a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-185590) (the “Filing”) be accelerated and that it be declared effective February 11, 2013 at 8:00 a.m. Eastern time, or as soon as practicable thereafter.

     Further, the Company acknowledges:

  Should the Securities and Exchange Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Filing; and

  The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any questions regarding this correspondence to Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/S/ Richard Vitelle

Richard Vitelle
VP Finance, CFO & Secretary